Summit Municipal Income
Prospectus dated March 1, 2004

The investment strategy of the fund has been revised to state:

This bond fund will invest at least 65% of total assets in long-term, tax-exempt bonds. The fund will invest at least 80% of its total assets in investment-grade bonds rated from AAA to BBB by at least one national rating agency or rated the equivalent by T. Rowe Price if other ratings are not available.

Board approval was required